Exhibit 99.1

TSX: CCO NYSE: CCJ	website: cameco.com currency: Cdn (unless noted)

2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada

Tel: (306) 956-6200 Fax: (306) 956-6201

Cameco reports first quarter results

Saskatoon, Saskatchewan, Canada, April 28, 2017 ..    .    .    .    .    .    .    .    .    .     ..    .    .    .    .    .    .

Cameco (TSX: CCO; NYSE: CCJ) today reported its consolidated financial and operating results for the first quarter ended March 31, 2017 in accordance with International Financial Reporting Standards (IFRS).

“There were several first-quarter developments that generated both positive and negative sentiment in our market” said president and CEO, Tim Gitzel. “However, on balance, our cautious optimism remains unchanged and in the near term, we will continue to evaluate all of our supply sources in light of an unsustainably weak price environment.”

“As we expected, our first quarter sales were light, resulting in the usual seasonality of our cash flow. However, our strategic focus on costs and efficiency is beginning to pay off, with administration and production costs coming down significantly compared to last year. Our 2017 sales remain on track, at an average realized price that is well above the current market, a market that remains uncertain and oversupplied. We’re managing through the uncertainty, but even low-cost operations like ours, face pressure. Once the uncertainty clears and uranium demand picks up, we expect prices will move significantly higher, and we will be in the enviable position of being able to respond with expanded capacity at our low-cost, world-class assets. With Japan continuing down its path to restarting reactors, and with construction of new nuclear plants fueling increasing future uranium requirements, we believe our focus on value and on our tier-one assets will allow us to maintain our competitive position, and thrive in a rising market.”

Summary of first quarter results and developments:

•	Net losses of $18 million; adjusted net losses of $29 million: Severance costs related to strategic changes, the TEPCO contract termination, continued market and price weakness, and strengthening of the Canadian dollar impacted our first quarter results in 2017 compared to 2016.

•	Maintaining annual guidance: Our 2017 financial outlook and production expectations remained unchanged after the first quarter.

•	Average realized price weighted to fourth quarter: In the second and third quarters, we expect the pricing on deliveries in our uranium segment to yield results similar to the first quarter, with a higher average realized price expected on deliveries in the fourth quarter; our expected 2017 annual average realized price remains unchanged at $49.00 per pound.

•	Strategic focus starting to positively impact results: Our results reflect significant decreases in direct administration costs and cash production costs compared to last year; we continue to focus on lowering our costs and improving efficiency.

	THREE MONTHS
HIGHLIGHTS	ENDED MARCH 31
($ MILLIONS EXCEPT WHERE INDICATED)	2017	2016
Revenue	393	408
Gross profit	55	118
Net earnings (losses) attributable to equity holders	(18)	78
$ per common share (basic)	(0.05)	0.20
$ per common share (diluted)	(0.05)	0.20
Adjusted net losses (non-IFRS, see page 2)	(29)	(7)
$ per common share (adjusted and diluted)	(0.07)	(0.02)
Cash used in operations (after working capital changes)	(8)	(277)

The 2016 first quarter and 2017 first quarter financial information presented is unaudited.

NET EARNINGS

The following table shows what contributed to the change in net earnings and adjusted net earnings (non-IFRS measure, see page 2) in the first quarter of 2017, compared to the first quarter of 2016.

CHANGES IN EARNINGS		THREE MONTHS
($ MILLIONS)		ENDED MARCH 31
		IFRS	ADJUSTED
Net earnings (losses) – 2016		78	(7)

Change in gross profit by segment
(We calculate gross profit by deducting from revenue the cost of products and services sold, and depreciation and amortization (D&A), net of hedging benefits)
Uranium	Lower sales volume	(4)	(4)
	Lower realized prices ($US)	(44)	(44)
	Foreign exchange impact on realized prices	(29)	(29)
	Lower costs	11	11

	Change – uranium	(66)	(66)

Fuel services	Lower sales volume	(4)	(4)
	Higher realized prices ($Cdn)	12	12
	Higher costs	(7)	(7)

	Change – fuel services	1	1

NUKEM	Gross profit	—	—

	Change – NUKEM	—	—

Other changes
Lower administration expenditures		11	11
Lower exploration expenditures		5	5
Rabbit Lake reclamation provision		(6)	—
Lower loss on disposal of assets		4	4
Lower loss (lower gain) on derivatives		(75)	19
Lower foreign exchange losses		32	32
Higher (lower) income tax recovery		5	(21)
Other		(7)	(7)

Net losses – 2017		(18)	(29)

ADJUSTED NET EARNINGS (NON-IFRS MEASURE)

Adjusted net earnings is a measure that does not have a standardized meaning or a consistent basis of calculation under IFRS (non-IFRS measure). We use this measure as a more meaningful way to compare our financial performance from period to period. We believe that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance. Adjusted net earnings is our net earnings attributable to equity holders, adjusted to better reflect the underlying financial performance for the reporting period. The adjusted earnings measure reflects the matching of the net benefits of our hedging program with the inflows of foreign currencies in the applicable reporting period, and has also been adjusted for Rabbit Lake reclamation provisions, and income taxes on adjustments.

Adjusted net earnings is non-standard supplemental information and should not be considered in isolation or as a substitute for financial information prepared according to accounting standards. Other companies may calculate this measure differently, so you may not be able to make a direct comparison to similar measures presented by other companies.

The following table reconciles adjusted net earnings with our net earnings.

	THREE MONTHS
	ENDED MARCH 31
($ MILLIONS)	2017	2016
Net earnings (losses) attributable to equity holders	(18)	78

Adjustments
Adjustments on foreign exchange derivatives	(22)	(116)
Rabbit Lake reclamation provision	6	—
Income taxes on adjustments	5	31

Adjusted net losses	(29)	(7)

Selected segmented highlights

			THREE MONTHS
			ENDED MARCH 31
HIGHLIGHTS			2017	2016	CHANGE
Uranium	Production volume (million lbs)		6.7	7.0	(4)%
	Sales volume (million lbs)[1]		5.7	5.9	(3)%
	Average realized price	($US/lb)	34.43	42.22	(18)%
		($Cdn/lb)	45.51	58.29	(22)%
	Revenue ($ millions)[1]		260	347	(25)%
	Gross profit ($ millions)		44	110	(60)%
Fuel services	Production volume (million kgU)		2.6	3.3	(21)%
	Sales volume (million kgU)[1]		1.6	2.3	(30)%
	Average realized price	($Cdn/kgU)	33.22	26.18	27%
	Revenue ($ millions)[1]		54	59	(8)%
	Gross profit ($ millions)		14	13	8%
NUKEM	Sales volume U3O8 (million lbs)[1]		2.3	0.1	2200%
	Average realized price uranium	($Cdn/lb)	33.57	39.32	(15)%
	Revenue ($ millions)[1]		78	2	3800%
	Gross profit (loss) ($ millions)		—	—	—

[1]	There were no significant intersegment transactions in the periods shown. Please see our first quarter MD&A for more information.

Management’s discussion and analysis and financial statements

The first quarter MD&A and unaudited condensed consolidated interim financial statements provide a detailed explanation of our operating results for the three months ended March 31, 2017, as compared to the same period last year. This news release should be read in conjunction with these documents, as well as our audited consolidated financial statements and notes for the year ended December 31, 2016, annual MD&A, and our most recent annual information form, all of which are available on our website at cameco.com, on SEDAR at sedar.com, and on EDGAR at sec.gov/edgar.shtml.

Quarterly dividend notice

We announced today that our board of directors approved a quarterly dividend of $0.10 per share on the outstanding common shares of the corporation that is payable on July 14, 2017, to shareholders of record at the close of business on June 30, 2017.

Caution about forward-looking information

This news release includes statements and information about our expectations for the future, which we refer to as forward-looking information. Forward-looking information is based on our current views, which can change significantly, and actual results and events may be significantly different from what we currently expect. Examples of forward-looking information in this news release include: the statements made by Cameco’s president and CEO on the first page regarding our forecast that 2017 sales remain on track, at an average realized price well above the market, our expectation once the uncertainty clears and uranium demand picks up, prices will move significantly higher, and we will be in the enviable position of being able to respond with expanded capacity at our low-cost, world-class assets, and our expectation that with Japan continuing down its path to restarting reactors, and with construction of new nuclear plants fueling increasing future uranium requirements, our focus on value and on our tier-one assets will allow us to maintain our competitive position, and thrive in a rising market; our 2017 financial outlook and production expectations; our expectation that pricing on deliveries in our uranium segment in the second and third quarters will yield results similar to the first quarter, and that the average realized price expected on deliveries in the fourth quarter will be higher; and our 2017 annual average realized price expectation. Material risks that could lead to a different result include: unexpected changes in demand for uranium, our production, sales and costs, our mineral reserve and resource estimates, and government regulations or policies; the risk that actual uranium prices and our average realized price are lower than we expect; the risk of litigation or arbitration claims against us that have an adverse outcome; the risk that our contract counterparties may not satisfy their commitments; the risk that our cost reduction strategies are unsuccessful, or have unanticipated consequences; the risk we do not obtain regulatory approvals and agreement from joint venture partners to expand production capacity; and the risk our estimates and forecasts prove to be inaccurate. In presenting the forward-looking information, we have made material assumptions which may prove incorrect about: expanding capacity at our tier-one assets and their future production costs; uranium demand and prices; our production, sales, average realized price, capital expenditures, and costs; the accuracy of our mineral reserve and other estimates; the absence of new and adverse government regulations or policies; the successful outcome of any litigation or arbitration claims against us; our ability to complete contracts on the agreed-upon terms; and that our cost reduction strategies will successfully achieve their objectives. Please also review the discussion in our first quarter and annual MD&A and our most recent annual information form for other material risks that could cause actual results to differ significantly from our current expectations, and other material assumptions we have made. Forward-looking information is designed to help you understand management’s current views of our near- and longer-term prospects, and it may not be appropriate for other purposes. We will not necessarily update this information unless we are required to by securities laws.

Conference call

We invite you to join our first quarter conference call on Friday, April 28, 2017 at 1:00 p.m. Eastern.

The call will be open to all investors and the media. To join the call, please dial (800) 319-4610 (Canada and US) or (604) 638-5340. An operator will put your call through. The slides and a live webcast of the conference call will be available from a link at cameco.com. See the link on our home page on the day of the call.

A recorded version of the proceedings will be available:

•	on our website, cameco.com, shortly after the call

•	on post view until midnight, Eastern, May 28, 2017, by calling (800) 319-6413 (Canada and US) or (604) 638-9010 (Passcode 1249)

2017 quarterly report release dates

We plan to announce our remaining 2017 quarterly results as follows:

•	second quarter consolidated financial and operating results: before markets open on July 27, 2017

•	third quarter consolidated financial and operating results: before markets open on October 27, 2017

The 2018 date for the announcement of our fourth quarter and 2017 consolidated financial and operating results will be provided in our 2017 third quarter MD&A. Announcement dates are subject to change.

Profile

We are one of the world’s largest uranium producers, a significant supplier of conversion services and one of two CANDU fuel manufacturers in Canada. Our competitive position is based on our controlling ownership of the world’s largest high-grade reserves and low-cost operations. Our uranium products are used to generate clean electricity in nuclear power plants around the world. We also explore for uranium in the Americas, Australia and Asia. Our shares trade on the Toronto and New York stock exchanges. Our head office is in Saskatoon, Saskatchewan.

As used in this news release, the terms we, us, our, the Company and Cameco mean Cameco Corporation and its subsidiaries; including NUKEM Energy GmbH, unless otherwise indicated.

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Investor inquiries: Rachelle Girard (306) 956-6403

Media inquiries: Gord Struthers (306) 956-6593